# SHIELDWISE, INC.
## 1149 Timber Pass
## Mundelein, IL 60060

**Shieldwise, Inc.**
**Financial Statements**
For the Year Ended December 31, 2024
Together with
Independent Accountant's Review Report

Including:
- Independent Accountant's Review Report
  - Statement of Profit & Loss
  - Statement of Shareholder's Equity
    - Balance Sheet
  - Statement of Cash Flows
- Notes to Financial Statements

**Prepared by:**
**Mega-Pol Taxes & Accounting, Inc.**
Palatine, IL 60074
Date of the Report: November 21st, 2025

**670 E. Northwest Hwy, Palatine, IL 60074**
**Phone: 847-221-5377, Fax: 773-905-7028**

## Independent Accountant's Review Report

To the Management of **SHIELDWISE, INC.**

Palatine, Illinois

We have reviewed the accompanying financial statements of **SHIELDWISE, INC.**, which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements of Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of **SHIELDWISE, INC.,** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mega-Pol Taxes & Accounting, Inc.

Palatine, Illinois

November 21st, 2025

# SHIELDWISE, INC.

## *Profit & Loss*

### November 13<sup>th</sup> through December 31<sup>st</sup>, 2024

| | Nov - Dec 24 |
|---|---|
| **Ordinary Income/Expense** | |
| **Expense** | |
| Advertising & Marketing | 2,500.00 |
| Business Licenses | 150.00 |
| **Total Expense** | 2,650.00 |
| **Net Ordinary Income** | -2,650.00 |
| **Net Income** | **-2,650.00** |

## *Statement of Shareholder's Equity*

### November 13<sup>th</sup> through December 31<sup>st</sup>, 2024

| | Common Stock | Retained Earnings | Total Equity |
|---|---|---|---|
| **Balances at November 13th, 2024** | 0.00 | 0.00 | 0.00 |
| **Add: Net Income/Loss 2024** | 0.00 | -2650.00 | -2650.00 |
| **Less: Dividends** | 0.00 | 0.00 | 0.00 |
| **Balances at December 31st, 2024** | 0.00 | -2650.00 | -2650.00 |

## *Balance Sheet as of December 31<sup>st</sup>, 2024*

| | Dec 31, 24 |
|---|---|
| **ASSETS** | 0.00 |
| **LIABILITIES & EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Cash Overdraft | 2,650.00 |
| Total Other Current Liabilities | 2,650.00 |
| Total Current Liabilities | 2,650.00 |
| **Total Liabilities** | 2,650.00 |
| Equity | |
| Retained Earnings | -2,650.00 |
| **Total Equity** | -2,650.00 |
| **TOTAL LIABILITIES & EQUITY** | **0.00** |

See Independent Accountant's Review Report

# SHIELDWISE, INC.

## _Statement of Cash Flows_

November 13th through December 31st, 2024

|  | Nov - Dec 24 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -2,650.00 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Cash Overdraft | 2,650.00 |
| **Net cash provided by Operating Activities** | 0.00 |
| **Net cash increase for period** | 0.00 |
| **Cash at end of period** | **0.00** |

See Independent Accountant's Review Report

## NOTES TO THE FINANCIAL STATEMENTS

## For the Year Ended December 31, 2024

### Note 1 – Organization and Nature of Operations

SHIELDWISE, INC., was incorporated in the State of Illinois. SHIELDWISE, INC had no revenue during the year ended December 31, 2024. Operating activity for the year consisted of $2,500 in advertising expense and a $150 business license fee.

### Note 2 – Basis of Presentation

The financial statements have been prepared in accordance with **accounting principles generally accepted in the United States of America (U.S. GAAP)**.

### Note 3 – Summary of Significant Accounting Policies

**Cash and Cash Equivalents**
SHIELDWISE, INC did not maintain a bank account and had no cash on hand during 2024. Because operating expenses were incurred without available cash resources, a liability of $2,650 was recorded and is presented as a current liability.

**Revenue Recognition**
SHIELDWISE, INC had no revenues during 2024.

**Expenses**
Operating expenses were recognized when incurred. Total expenses for the year amounted to **$2,650**.

**Income Taxes**
SHIELDWISE, INC is taxed as a corporation. No provision for income taxes has been recorded due to the net loss and lack of taxable income.

### Note 4 – Related-Party Transactions

SHIELDWISE, INC had no related-party transactions during the year.

### Note 5 – Commitments and Contingencies

SHIELDWISE, INC had no commitments, obligations, or contingencies as of December 31, 2024.

### Note 6 – Subsequent Events

Management evaluated subsequent events through **November 21st, 2025**, the date the financial statements were available to be issued and determined that there were no events requiring disclosure.

See Independent Accountant's Review Report

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